Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2009. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a list of frequently asked questions and responses provided to employees of JDA and i2 on January 19, 2010 regarding JDA’s proposed acquisition of i2.

January 19, 2010 FAQs
1.	How will commissions and incentive plans for i2ers be handled for the month of January leading up to the close?
As i2 and JDA continue to plan for the closing of the transaction on January 28, 2010, there have been many questions around the treatment of incentive plans for eligible i2ers during the “interim period” (defined as January 1, 2010 to closing).
i2 continues to operate the company as a standalone business. However, with the short time frame that the business is expected to be independent during 2010 assuming the scheduled close, i2 will not be issuing any new compensation plans for 2010.
For i2ers eligible for sales commissions (sales, pre-sales and CBMs), i2 will extend specific components of the 2009 commission plans into 2010 for new bookings recorded during the interim period. The company will not issue new quotas or targets for the interim period, therefore the commissions will be calculated based on straight percentages of bookings with no accelerators or minimum achievements included in the calculations. As of the date of the close, it is JDA’s intent to provide all sales and pre-sales associates with new compensation plans for the remainder of 2010.
With respect to other i2ers who will not be in the JDA sales organization, but who currently have a compensation plan or are eligible for MICP, it is JDA’s plan to put those associates on JDA’s Profit Sharing/Bonus plan as of the date of the close, with credit retroactive to January 1, 2010. All other i2ers who currently are not eligible for any incentive compensation plan will become eligible for JDA’s Profit Sharing/Bonus plan, effective as of the date of the close, with no retroactivity, provided that they are full time associates, working 30 hours or more per week. For i2ers that do not have a position in the combined company, no bonus or incentive payments will be made for the interim period.
2.	In reference to the first FAQ: Section 3 Point 6 re 401K matching states for US Employees only. As I am sure you are aware at i2 we also have RRSP matching here in Canada. Please confirm whether JDA will continue with this.
As with the 401(k) plan in the US, JDA intends to maintain the i2 RRSP plan and matching contribution for the i2 Canadian associates until such time as the i2 and JDA plans can be harmonized. We would expect to begin that process shortly after the close.
3.	In reference to the first FAQ: Section 3 Point 5 — what is JDA’s vacation schedule i.e. how many days for how many years service? (For US associates only)
JDA’s vacation schedule for US-based associates is as follows:

1 to 9 years of service	—	3 weeks of vacation
10 to 19 years of service	—	4 weeks of vacation
20 or more years of service	—	5 weeks of vacation
JDA associates accrue a pro rata portion of their annual entitlement on a monthly basis. If an associate’s accrual has reached his or her annual entitlement, the associate will no longer accrue vacation time until they have taken some vacation. This is similar to i2’s policy. JDA’s vacation policy and schedule will be applied as of date of the close. Those associates who currently have more vacation accrued than they would be entitled to under JDA’s policy will be given until December 31, 2010 to reduce the excess vacation amount.
4.	The American Recovery and Reinvestment Act of 2009, as amended on December 19, 2009, provides for premium reductions for health benefits under COBRA. Eligible individuals pay only 35% of their COBRA premiums and the remaining 65% is reimbursed to the coverage provider through a tax credit. If someone is terminated as a result of the transaction, will they be eligible for the COBRA subsidy? If so, what is the process to receive it? (For US associates only)
JDA complies with the American Recovery and Reinvestment Act, and any termination as part of the acquisition would be deemed involuntary and would make the impacted associate eligible for the COBRA subsidy in compliance with the Act.
5.	When is day one of the combined company?
The transaction is scheduled to close on January 28, 2010. This will be day one for the combined company.
6.	Will our work experience with i2 be considered for giving gratuity (quitting after 5 years of service) (For India associates only)
All i2 associates will be given credit for their years of service with i2 for all benefits purposes.
The following two questions are clarifications of earlier FAQs:
1.	If I am not retained, how long will I have medical benefits? (US only)
Coverage will continue through the end of the month in which you are terminated. Thereafter you may elect COBRA coverage.
2.	What happens to Flex Spending accounts? Do I need to spend the money in my accounts before the deal closes? What if I lose my job — how will flex spending accounts be impacted? (US Only)
JDA will continue to administer the Flexible Spending Accounts. There will be no impact to your accounts should you remain employed through JDA.
Should your employment terminate in 2010 the following is how your flexible spending accounts will be treated:
2009 Plan Year
For employees that participated in the 2009 plan year you have until March 31, 2010 to file for reimbursement of qualifying dependent daycare and/or healthcare expenses.

2010 Plan Year
Dependent Daycare — You will be able to submit claims up through March 31, 2010 for expenses incurred in 2010 towards dependent daycare costs.
Medical Flexible Spending Account — You have 90 days to submit claims post termination for expenses incurred up to your termination date.
Should you have additional medical flexible spending funds remaining in your account that you have not incurred expenses for through your termination date you can elect COBRA in order to continue to submit claims for expenses incurred from your termination date through the end of the 2010 calendar year.